Exhibit 3.49

RESTATED CERTIFICATE OF INCORPORATION

OF

CONCORD PAYMENT SERVICES, INC.

I.	The name of the corporation (hereinafter called the “corporation”) is

Concord Payment Services, Inc.

II.	The corporation is organized pursuant to the Georgia Business Corporation Code.

III.	The corporation shall have perpetual existence.

IV.	The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the Georgia Business Corporation Code.

V.	The total number of shares of all classes of stock that the corporation shall have authority to issue is 120,000,000 shares of Common Stock, and the par value of each share is $0.05.

VI.

The address of the registered office of the corporation in the State of Georgia is 40 Technology Parkway South, #300, Norcross, Georgia 30092, County of Gwinnett. The name of its registered agent at such address is Corporation Service Company.